UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1-SA

(Mark One)

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or
☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2019

Commission File Number: 024-11021

CBD BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	83-2455880
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

725 N. Hwy A1A, Suite C-106 Jupiter, FL	33477
(Address of principal executive offices)	(Zip Code)

(516) 406-2469

(Registrant’s telephone number, including area code)

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This semiannual report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our unaudited financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles. The following discussion should be read in conjunction with our financial statements and the related notes that appear elsewhere in this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this semiannual report.

In this semiannual report, unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “common shares” refer to the common shares in our capital stock.

As used in this semiannual report and unless otherwise indicated, the terms “we”, “us”, “our”, "CBDB" and the “Company” mean CBD Brands, Inc.

General Overview

CBD Brands, Inc. was incorporated in the State of Delaware on October 24, 2018. The Company’s principal business address is 725 N. Hwy A1A, Suite C-106, Jupiter, FL 33477.

The Company is currently authorized to issue a total of 100,000,000 shares of common stock with a par value of $0.001 and 100,000 shares of Series A Preferred Stock with a par value of $0.001. As of June 1, 2019, the Company had 6,158,000 shares of common stock outstanding. In addition, there are 1,068,000 warrants to purchase shares of common stock at $0.50 per share which expire on November 1, 2020. As of the date hereof, the Company had 6,893,000 shares of common stock outstanding. In addition, there are 1,158,000 warrants to purchase shares of common stock at $0.50 per share which expire on November 1, 2020.

CBD Brands, Inc. is a cutting-edge wellness hemp-derived cannabidiol, or CBD, consumer product development company. We are in the early stage of manufacturing, distributing, and marketing a diverse line of consumer products infused with hemp-derived cannabidiol CBD. We have a proprietary, trademarked line of products: CaniSun, CaniSkin and CaniDermRX. Under the CaniSun brand, we are marketing three proprietary CBD-infused sun care lotion formulas containing various sun protection factors, or SPFs. Under the CaniDermRX brand, the Company is exploring a formulation of CBD with over-the-counter, or OTC, consumer products that have potentially therapeutic and medical applications. The Company is also actively seeking to acquire or license products in the OTC skin care market that can be infused with CBD and marketed under our CaniSkin and CaniDermRX brand names. There can be no assurances that the Company will acquire or enter into such partnership or licensing agreements.

The endocannabinoid system, which is a body system affected by CBD, plays a pivotal role in maintaining a healthy skin through modulating pain sensation, cell proliferation and inflammation. Our strategy for treatment of skin indications is, therefore, to focus on the use of CBD containing topical formulations and to explore potential combinations of CBD and other agents that may augment and act synergistically with CBD. We will explore this strategy by conducting controlled clinical trials to try to ultimately gain FDA approval for specific indications.

(1)

Developed Product Offering – CaniSun Brand

The Company developed a CBD-infused sunscreen with broad-spectrum SPF protection. We have completed lab testing for CBD solubility–infusing clear, colorless, odorless, and 99.5% pure CBD isolated with three different Food and Drug Administration, or FDA approved sun care actives, homosalate, octisalate and octocrylene. The CBD-infused sun care market is fairly nascent; in the United States, the Company believes that there are currently no major competitors in the category. The Company sees an opportunity to become the leading manufacturer of CBD-infused sun care products, marketing the CaniSun brand through an extensive digital and social media awareness campaign. We announced the launch of our CaniSun sun care line of SPF 30, SPF 50 and SPF 55 face lotion on June 6, 2019. We currently have four additional products in various stages of FDA required testing for sun care. We have a CBD-infused lip balm, SPF 30 CBD-infused lip balm, everyday lotion infused with CBD and a 30 SPF continuous spray infused with CBD. We expect these products to complete FDA testing in the near future.

Currently, consumers lack reliable resources to help them understand the benefits of CBD and choose the right formulations and products based on their specific needs. The Company has built a robust e-commerce platform on its website http://www.cbdbrandsinc.net, at which the Company sells its products and products of third parties. We utilize our platform to educate customers and build brand loyalty while developing a reputation as a trusted resource. We plan to leverage our website with a social media presence across multiple platforms designed to utilize product reviews to increase brand loyalty, brand recognition and sales. The references to our website in this prospectus are inactive textual references only. The information on our website is neither incorporated by reference into this prospectus nor intended to be used in connection with this offering. The Company also sees growth potential in developing retail locations. The Company intends to utilize cross-promotion marketing campaigns with CBD Brand’s products and product category expansion that leverages our existing distribution channels. The Company has built an e-commerce platform designed to connect the Company directly to consumers. The Company uses the platform to sell products, educate customers and build brand loyalty.

Potential Product Offerings – CaniSkin Brand [CaniSweet Brand} and CaniDermRX Brand

We are currently developing other products such as CBD-infused skin care lotion under the CaniSkin brand, as well as a shelf-stable CBD-infused sweetener, called CaniSweet, to compete in the natural and artificial sweetener market. Additionally, we are developing an innovative dermatological treatment under the CaniDermRX brand that is specialized to treat atopic dermatitis and other dermatological conditions such as burns and herpes cold sores. Subject to obtaining FDA approval, the Company intends for this experimental-stage product to compete with Dupixent, an FDA-approved product for treating atopic dermatitis, as well as Silvadence and Abreva, FDA-approved products for treating herpes cold sores.

In addition, the Company plans to seek acquisition opportunities in the branded consumer products space, including but not limited to other OTC therapeutic brands and skin care brands that can be developed, manufactured, marketed and distributed under our CaniSkin and CaniDermRX brand names.

The Company filed a provisional patent number 62/884,955 on 08/09/2019 on an Aspartame/CBD combination and intends to develop products containing a combination of CBD and Aspartame under the CaniDermRX name for the treatment of pain and inflammation. The Company believes that our CaniDermRX product candidates have the potential to treat many skin indications such as atopic dermatitis, pruritis-itch, non-atopic dermatitis/eczema, psoriasis, dermatomyositis, scleroderma, seborrheic dermatitis, actinic keratosis, epidermolysis bullosa and cutaneous neoplasias. Aspartame is a rigorously tested food ingredient. Reviews by major governmental regulatory bodies found the ingredient safe for consumption at current levels.  We believe that our formulations, that include Aspartame, such as topical crème, lip balm, powder and dog treats, are well-tolerated by and safe for users.

Our fiscal year end is December 31st. We have not been subject to any bankruptcy, receivership or similar proceeding.

(2)

Results of Operations

Six months ended June 30, 2019.

The Company was incorporated October 24, 2018 and therefore has no comparative prior period.

Six Months Ended
June 30, 2019
Sales	$1,331
Cost of Sales	$1,950
Gross Profit (Loss)	$(619)
Operating expenses	$(141,949)
Net loss	$(142,568)

We generated revenues of $1,331 for the six months ended June 30, 2019.

Our operating expenses, for the six months ended June 30, 2019 were $141,949 consisting of $35,957 for marketing, $22,593 for legal fees, $33,000 for research and development expense, $8,590 for rent and $41,809 for general and administrative expenses.

We incurred a net loss of $142,568 for the six months ended June 30, 2019.

Liquidity and Capital Resources

The following table provides selected financial data about our company as of June 30, 2019 and December 31, 2018, respectively.

Working Capital

	June 30,	December 31,
	2019	2018
Cash	$50,720	$161,316
Other Current Assets	$84,989	$30,000
Total Current Assets	$135,709	$191,316
Total Current Liabilities	$(43,736)	$(7,000)
Working Capital	$91,873	$184,316

As at June 30, 2019 our company’s cash balance was $50,720 and total assets were $135,709. As at December 31, 2018, our company’s cash balance was $161,316 and total assets were $191,316.

As at June 30, 2019, our company had total liabilities of $43,736, compared with total liabilities of $7,000 as at December 31, 2018.

As at June 30, 2019, our company had a working capital of $91,873 compared with working capital deficiency of $184,316 as at December 31, 2018. The decrease in working capital deficiency was primarily attributed to the increase in operating costs.

Cash Flows

Six Months Ended
June 30, 2019
Cash Flows Used In Operating Activities	$(185,821)
Cash Flows Used In Investing Activities	$-0-
Cash Flows From Financing Activities	$75,225
Net Change In Cash During Period	$(110,596)

(3)

Cash Flow from Operating Activities

During the six months ended June 30, 2019, our company used $185,821 in cash in operating activities. During the six months ended June 30, 2019, we incurred a net loss of $142,568 and we used an additional $43,253 from the net increase in operating assets.

Cash Flow from Investing Activities

None

Cash Flow from Financing Activities

During the six months ended September 30, 2019, our company received $75,225 from financing activities, consisting primarily of $25,000 from a related party promissory note and $50,000 from the sale of the Company’s common stock.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, and capital expenditures or capital resources that are material to stockholders.

Application of Critical Accounting Policies

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

(4)

Item 2. Other Information

None

Item 3. Financial Statements

(5)

CBD BRANDS, INC.

BALANCE SHEETS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Assets

Cash	$50,720	$161,316
Due from third party	—	30,000
Inventory	59,395	—
Account receivable	2,594	—
Prepaid expenses	21,000	—
Security Deposits	2,000	—
Total current assets	135,709	191,316

Total assets	$135,709	$191,316

Liabilities and Shareholders’ Equity

Accounts Payable	17,857	7,000
Loans payable to related party	25,000	—
Accrued liabilities	879
Total current Liabilities	43,736	7,000

Common stock, $.001 par value, 100,000,000 shares authorized, of which 6,158,000 and 5,958,000 shares issued	6,158	5,958
and outstanding as of June 30, 2019 and December 31, 2018, respectively
Additional paid-in capital	288,342	238,542
Subscription Receivable	(225)	(450)
Accumulated deficits	(202,302)	(59,734)
Total Shareholders’ Equity	91,973	184,316

Total Liabilities and Shareholders’ Equity	$135,709	$191,316

The accompanying notes are an integral part of these financial statements

(F-1)

CBD BRANDS, INC.

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Unaudited)

For the Six Months Ended June 30, 2019

Revenue
Sales	$1,331
Cost of Sales	1,950
Gross profit (loss)	(619)

Operating expense
Marketing	35,957
Legal fees	22,593
R&D expenses	33,000
Rent	8,590
General and administrative expenses	41,809
Total operating expense	141,949

Net (loss)	(142,568)

Net (loss) per share:
Basic	$(0.02)

Weighted average number of shares
Basic	6,106,729

The accompanying notes are an integral part of these financial statements

(F-2)

CBD BRANDS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM OCTOBER 24, 2018 (INCEPTION) TO DECEMBER 31, 2018 AND FOR THE SIX MONTHS ENDED JUNE 30, 2019

	Common Stock		Additional
Audited	Shares	Amount	Paid-In Capital	Subscription Receivable	Accumulated Deficits	Total
Balance, October 24, 2018 (Inception)	—	$—	$—	$—	$—	$—

Common stock issued for cash	5,958,000	5,958	238,542	(450)	—	244,050

Net (loss)	—	—			(59,734)	(59,734)

Balance, December 31, 2018	5,958,000	$5,958	$238,542	$(450)	$(59,734)	$184,316

(Unaudited)
Common stock issued for cash	200,000	200	49,800		—	50,000

Collection of subscription receivable				225	—	225

Net (loss)	—	—			(142,568)	(142,568)

Balance, June 30, 2019	6,158,000	$6,158	$288,342	$(225)	$(202,302)	$91,973

The accompanying notes are an integral part of these financial statements

(F-3)

CBD BRANDS, INC.

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(Unaudited)

For the Six Months Ended June 30, 2019

Cash flows from operating activities:
Net (loss)	$(142,568)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Due from third party	30,000
Accounts receivable	(2,594)
Inventory	(59,395)
Prepaid expenses	(21,000)
Security deposits	(2,000)
Accounts payable	10,857
Accrued liabilities	879
Net cash (used in) operating activities	(185,821)

Cash flows from financing activities:
Proceeds from notes payable - related party	25,000
Collection of subscription receivable	225
Proceeds from sales of common stock	50,000
Net cash provided by financing activities	75,225

Net increase in cash and cash equivalents	(110,596)

Cash and cash equivalents at the beginning of the period	161,316

Cash and cash equivalents at the end of the period	$50,720

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—
Cash paid for income taxes	$—

The accompanying notes are an integral part of these financial statements

(F-4)

CBD BRANDS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2019

Note 1 — Organization and Business Operations

CBD Brands Inc. (the “Company”) was formed on October 24, 2018 under the laws of the State of Delaware, and is headquartered in Jupiter, Florida. The Company is a leading cutting-edge wellness brand dedicated to exploring and developing multiple therapeutic and medical use for Cannabidiol (CBD) in the treatment of various ailment and diseases such as Cancer, Arthritis, anxiety, insomnia, Psoriasis, chronic pain amongst others.

As of June 30, 2019, the Company generated revenue of $1,331. The activities through June 30, 2019 primarily related to the Company’s formation and the Private Offering of its common stock (as defined below). The Company has selected December 31 as its fiscal year end.

Going Concern Consideration

As of June 30, 2019, the Company had $50,720 in cash, accumulated deficit of $202,302, and the cash flow used in operation during the period ended June 30, 2019 was $185,821. The Company has incurred and expects to continue to incur significant costs in pursuit of its exploring and developing plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has taken certain action and continues to implement changes designed to improve the Company’s financial results and operating cash flows.  The actions involve certain cost-saving initiatives and growing strategies, including (a) engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured; and (b) offer noncash consideration and seek for equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

(F-5)

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows. There were no cash equivalents as of June 30, 2019.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold.

Net Loss per Common Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants, convertible securities and preferred stock, unless the effect is to reduce a loss or increase earnings per share. Warrants are not considered in the calculations for the three and six months ended June 30, 2019, as the impact of the potential common shares would be to decrease the loss per share.

For the Six Months Ended June 30, 2019

Numerator:	$(142,568)
Net (loss)

Denominator:
Denominator for basic earnings per share - Weighted-average common shares issued and outstanding during the period	6,106,729
Denominator for diluted earnings per share	6,106,729
Basic (loss) per share	$(0.02)
Diluted (loss) per share	$(0.02)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Revenue Recognition

The Company generates it revenue from the sale of its products directly to the end user or distributor (collectively the “customer”).

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

•       identify the contract with a customer;

•       identify the performance obligations in the contract;

•       determine the transaction price;

•       allocate the transaction price to performance obligations in the contract; and

•       recognize revenue as the performance obligation is satisfied.

The Company has no remaining obligation to customers after the date on which its customers purchase its products.

(F-6)

Accounts Receivable and Credit Risk

Accounts receivable are generated from sales of the Company’s products. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions.

Stock based compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

On October 24, 2018, the inception date, the Company adopted ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on October 24, 2018, the evaluation was performed for 2018 tax year which would be the only period subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company’s deferred tax asset at June 30, 2019 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $40,000, less a valuation allowance in the amount of approximately $40,000. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance in the year ended December 31, 2019.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the related parties include a. affiliates of the Company; b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

(F-7)

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for us in the first quarter of our fiscal year 2020, although early adoption is permitted (but no sooner than the adoption of Topic 606). The adoption of this standard is not expected to have a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 will supersede virtually all existing revenue guidance. Under this update, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity will need to use more judgment and make more estimates than under the current guidance. ASU 2014-09 is to be applied retrospectively either to each prior reporting period presented in the financial statements, or only to the most current reporting period presented in the financial statements with a cumulative effect adjustment to retained earnings. The Company has elected to apply the impact (if any) of applying ASU 2014-09 to the most current reporting period presented in the financial statements with a cumulative effect adjustment to retained earnings. The adoption of this standard has had no impact on the Company’s results of operations, financial condition and cash flows.

In February 2016, Topic 842, “Leases” was issued to replace the leases requirements in Topic 840, “Leases”. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. Topic 842 will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods and is to be retrospectively applied. The Company has adopted this standard beginning January 1, 2019. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

(F-8)

Note 3 — Notes Payable – Related Party

The Company entered into a Twenty-Five Thousand Dollar ($25,000) Convertible Promissory Note (the “Note”) with Caro Partners, LLC, a consulting firm owned by our founder, chief executive officer and director, Brian S. John on June 10, 2019. The term of the Note is one year. The interest rate is ten percent (10%) non compounded and payable semi-annually. The Note is convertible at any time by the Note holder at a conversion price of $0.25 per share of common stock. The Note was paid in full in September 2019. As a result, no value was allocated to the conversion feature.

Note 4 - Prepaid Expenses

As June 30, 2019 the Company had prepaid expenses of $21,000. This represents a credit against future production of our products from our formulations/productions company.

Note 5 – Inventory

Inventory consists of raw materials and packaging supplies.

Note 6 — Capital Structure

Common Stock - The Company is authorized to issue a total of 100,000,000 shares of common stock with par value of $0.001 each. As of June 30, 2019, 6,158,000 shares of common stock were issued and outstanding.

Founder Shares

As of June 30, 2019, 5,000,000 shares of the Company’s common stock were issued to the Founders of the Company (“Founder Shares”) for an aggregate amount of $5,000 to the management of the Company. As of June 30, 2019, the Company received cash proceeds of $4,775 from 4,775,000 Founder Shares, and recorded subscription receivable of $225.

Subscription Shares

As of June 30, 2019, approximately 14 investors submitted subscription agreements to the Company regarding the purchase of total 1,158,000 shares of the Company’s Common Stock by cash payment of total $289,500, or $0.25 per share, of which $239,500 was collected as of December 31, 2018 and $50,000 was collected during the six months ended June 30, 2019. The transaction was independently negotiated between the Company and the investors. The proceeds from the subscription agreements mitigated the Company’s cash pressure in short term.

Note 7 — Warrants

In connection with the subscription agreements discussed in Note 6, during the six months ended June 30, 2019, the Company granted the subscribers warrants to purchase up to 200,000 shares of common stock at an exercise price of $0.50 per share, with a term of two years.

The fair value of these warrants was measured using the Black-Scholes valuation model at the grant date. The table below sets forth the assumptions for Black-Scholes valuation model on February 18, 2019 and April 3, 2019, respectively.

Reporting Date	Relative Fair Value	Term (Years)	Exercise Price	Market Price on Grant Date	Volatility Percentage	Risk-free Rate
2/18/2019	$18,569	2	$0.50	$0.25	151.7%	0.0258
4/3/2019	$10,760	2	$0.50	$0.25	133.8%	0.0278

The following tables summarize all warrant outstanding as of June 30, 2019, and the related changes during this period.

	Number of Warrants	Exercise Price
Stock Warrants
Balance at December 31, 2018	958,000	$0.50
Granted	200,000	$0.50
Exercised	—	—
Expired	—	—
Balance at June 30, 2019	1,158,000	0.50
Warrants Exercisable at June 30, 2019	1,158,000	$0.50

(F-9)

Note 8 — Commitments and Contingencies

There was no pending or threatened litigation in the Company as of June 30, 2019.

The Company entered into an office lease dated April 1, 2019 with a primary term of one-year with two one-year extensions at the Company’s option. The base lease rate for the primary term is $2,000 per month and the options are at $2,080 and $2,163, respectively. During the six months ended June 30, 2019 the Company paid a total of $8,590 in rent.

Note 9 — Subsequent Events

On June 21, 2019 the Company filed a Form 1-A Regulation A Offering Statement Under the Securities Act of 1933 (“Form 1-A”) and subsequent amendments thereto on July 29 and August 19, 2019. On September 5, 2019 the Company received notice from the Securities and Exchange Commission that the Form 1-A was effective and filed its Notice of Qualification on the same day.

To date the Company has sold 735,000 shares of its common stock for total consideration of $735,000 under the Form 1-A through November 6, 2019.

(F-10)

Item 4. Exhibits

The following exhibits are filed with this offering circular:

Exhibit No.	Description
2.1	Articles of Incorporation of CBD Brands, Inc., as amended*
2.2	Bylaws of CBD Brands, Inc.*
4.1	Form of Subscription Agreement*
11.1	Consent of Auditor*
12.1	Opinion re: Legality*

*previously filed with Reg. A - filing date of August 19, 2019

(6)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBD BRANDS, INC.

Dated: November 13, 2019	/s/ Brian S. John
Brian S. John
Chief Executive Officer
(Principal Executive Officer Officer)

Dated: November 13, 2019	/s/ Douglas O. McKinnon
Douglas O. McKinnon
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

(7)